SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Begins Selling Air Tickets in Kiosks

in São Paulo Subway Stations

New sales channel is part of the Company’s strategy for

the country’s middle class

São Paulo, March 10, 2011 – On March 1, GOL Linhas Aéreas Inteligentes S.A.(BM&FBovespa: GOLL4 e NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, is launching in this month of March an innovative model for selling tickets, mainly targeting Brazil’s emerging middle class. The Company is opening kiosks, christened VOE GOL, in the Itaquera, Sé and Luz subway stations in the city of São Paulo.

Positioned in strategic locations inside the stations, the new points of sale will be run by GOL employees who have been specially trained to meet the profile of the typical subway user. Members of the public will not only be able to buy tickets at the kiosks, they will also will be able to alter or cancel their reservations, clear up any doubts and acquire informative material, all of which with full customer support.

“The kiosks will complement our successful strategy for attracting the C and D income groups, which was launched in Brazil as a pioneering initiative when GOL itself started up,” explained Claudia Pagnano, GOL’s Market Vice-President. “We are the most innovative airline in the country, constantly offering special promotions and creative products. As early as 2005, we launched VOE FÁCIL, the first program to offer tickets payable in up to 36 installments, and the kiosks represent yet another step on the Company’s innovation journey”.

Thanks to the new sales channel, GOL expects to transport even more passengers from the emerging middle class. “The new identity comprises items referring to airports, as well as illustrations showing the main phases of a flight, declared Claudia. “Our idea is to immerse the C and D groups in the world of aviation”.

GOL has trained the kiosk teams in a differentiated manner, through a consulting firm which specializes in popular consumption. For 20 days, they attended courses where they learned about the habits of the emerging middle class, as well selling techniques and language skills. Based on detailed studies, the Company believes in the success of the new sales channel and is currently looking into the possibility of expanding the concept other stations.

Special promotion

GOL also created a special promotion to launch the kiosks. Until March 19, 2011, passengers who purchase return tickets for domestic flights originating in Guarulhos international airport, in São Paulo, will only pay R$10 for their return leg, and will also receive an additional 10kg baggage allowance. The promotion is only valid for tickets purchased through the new sales channel and for flights taking place between March 15 and April 30, 2011.

Contact

Investor Relations
Leonardo Pereira –CFO
Rodrigo Alves – Capital Markets Officer
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website:www.voegol.com.br/ir
Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe): Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590
E-mail: meaghan.smith@edelman.com
or robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 900 daily flights to 59 destinations that connect all the important cities in Brazil and 14 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.